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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
OJSC Silvinit
(Name of Subject Company)
Open Joint Stock Company Silvinit
(Translation of Subject Company’s Name into English (if applicable))
Russian Federation
(Jurisdiction of Subject Company’s Incorporation or Organization)
OJSC Uralkali
(Name of Person(s) Furnishing Form)
Ordinary Shares
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Andrey Denisenko, Anna Batarina
121151, Russia, Moscow, nab. Tarasa Shevchenko, 23-A
Tel.: +7 (495) 730-2371
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive
Notices and Communications on Behalf of Subject Company)
February 7, 2011
(Date Tender Offer/Rights Offering Commenced)
* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.
SEC2560(12-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
1. RNS announcement regarding results of voting by shareholders of OJSC Uralkali and OJSC Silvinit with respect to the merger.
Item 2. Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
No other materials have been made publicly available or disseminated to shareholders in connection with the exchange offer pursuant to Russian jurisdictional requirements.
PART III — CONSENT TO SERVICE OF PROCESS
The CT Corporation System has been appointed as a process agent and relevant written irrevocable consent and power of attorney has been filed with the Securities and Exchange Commission (the “Commission”) on Form F-X on 21 December 2010. OJSC Uralkali will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mr. Pavel S. Grachev
Chief Executive Officer

7 February 2011

This exchange offer is made for the securities of a foreign company. It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of OJSC Uralkali and OJSC Silvinit included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. securities holders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since OJSC Uralkali is located in the Russian Federation, and some or all of its officers and directors may be residents of countries other than the United States. U.S. securities holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.
Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from such registration. The OJSC Uralkali Shares to be issued in connection with the Proposed Combination are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to OJSC Silvinit Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. The securities of OJSC Uralkali and OJSC Silvinit have not been, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States.
February 7, 2011
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF
SHAREHOLDER APPROVAL OF COMBINATION
of
OJSC URALKALI
and
OJSC SILVINIT
OJSC Uralkali (“Uralkali” or the “Company”) announce that the proposed combination of Uralkali with OJSC Silvinit (“Silvinit”) had been approved by shareholders of both companies voting at their Extraordinary General Shareholders Meetings held on 4 February 2011.
The Proposed Combination, which will create one of the world’s leading potash companies, is expected to be completed in May, subject to receipt of required governmental and regulatory approvals.
At the Uralkali Extraordinary General Shareholders Meeting held on 4 February 2011, Uralkali shareholders representing 98,9% of the votes cast at the meeting voted to approve the statutory merger of Uralkali and Silvinit. Uralkali shareholders also approved the proposed acquisition by Uralkali of an approximately 20 per cent. stake in Silvinit and financing required to finance the acquisition. At the Silvinit Extraordinary General Shareholders Meeting held on 4 February 2011, Silvinit shareholders representing 90,9% of the votes cast at the meeting voted to approve the statutory merger, and also voted to approve the related merger agreement to be entered into to implement the merger.
Commenting on the shareholder approval of the Proposed Combination, Pavel Grachev, Chief Executive Officer and member of the Board of Directors of Uralkali, said:
“We are pleased that the shareholders of both companies have overwhelmingly recognized the compelling rationale underlying the merger. We are excited about the creation of a leader in the global potash sector and the opportunities that will arise in this highly dynamic industry for the Combined Group.”

Commenting on the shareholder approval of Proposed Combination, Vladislav Baumgertner, Chief Executive Officer and member of the Board of Directors of Silvinit, said:
“The Board of Silvinit is pleased to see that the shareholders of both companies have strongly endorsed the logic of the merger, and the Board, Management and Employees of Silvinit look forward to working together with our colleagues at Uralkali to achieve the strategic ambitions of the Combined Group.”
Enquiries:
Investor Relations
Anna Batarina, CFA
Vice President, Investor Relations, Uralkali
Tel.: +7 (495) 730 2371
E-mail: anna.batarina@msc.uralkali.com
Media Relations
Alexey Sotskov
Head of Media Relations, Uralkali
Tel.: +7 (495) 730 2373
E-mail: alexey.sotskov@msc.uralkali.com
Brian Cattell / James Devas
Maitland Communications
Tel: +44 (20) 7379 5151
E-mail: bcattell@maitland.co.uk
Financial Advisors
Alexander Metherell / Andrew Hollins / Giles Coffey
VTB Capital plc
Tel: +44 (20) 3334 8000
Mark Sorrell / Tav Morgan / Konstantin Koudriaev
Goldman Sachs International / Goldman Sachs (Russia)
Tel: +44 (20) 7774 1000 / +7 (495) 645 4000
IMPORTANT NOTICES
General
This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase, exchange or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.
VTB Capital Plc (“VTB Capital”) and Goldman Sachs International, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, as well as Goldman Sachs (Russia) (together with Goldman Sachs International, “Goldman Sachs”), are acting exclusively for Uralkali and no one else in connection with the Proposed Combination and will not be responsible to anyone other than Uralkali for providing the protections afforded to their respective clients, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.
VTB Capital and its affiliates have had, may continue to have and may continue to seek to have, commercial or investment banking relationships with the principal parties to the transaction and their respective affiliates and, subject to the respective information barriers and relevant compliance and regulatory procedures, may actively hold debt and equity securities and other instruments for its own account or for the accounts of its customers.
Merrill Lynch is acting exclusively for Silvinit in connection with the Proposed Combination and for no one else and will not be responsible to anyone other than Silvinit for providing the protections afforded to its clients or for providing advice in relation to the Proposed Combination.
Uralkali will make public disclosure via the RNS of the London Stock Exchange of any developments concerning Silvinit without delay that would be required to be released under the UK Disclosure and Transparency Rules if GDRs of the Combined Group were admitted to trading on the regulated market of the International Order Book of the London Stock Exchange.
Overseas jurisdictions
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England. Except as required by applicable law, copies of this announcement are not being, and may not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving this announcement should observe these restrictions and should not send or distribute documents in or into any Restricted Jurisdiction.
Notice to U.S. investors
The Proposed Combination involves securities of a non-US company. It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of Uralkali and Silvinit included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. securities holders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Uralkali is located in the Russian Federation, and some or all of its officers and directors may be residents of countries other than the United States. U.S. securities holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.
Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from such registration. The Uralkali Shares to be issued in connection with the Proposed Combination are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Silvinit Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. The securities of Uralkali and Silvinit have not been, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States.
No profit forecast
Nothing in this announcement is intended to be, or is to be construed as, a profit forecast or to be interpreted to mean that earnings per Uralkali Share, Uralkali GDR, or Silvinit Share for the current or future financial years, or those of either Uralkali or Silvinit, will necessarily match or exceed the historically published earnings per Uralkali Share, Uralkali GDR or Silvinit Share.
Forward looking statements
This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Uralkali and Silvinit. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Uralkali and Silvinit operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on the businesses of Uralkali and Silvinit. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Uralkali and Silvinit assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law and as set out under “General” above.

Appendix I
Expected Timing of Principal Events
The following timetable identifies the key dates for the implementation of the Proposed Combination. The dates shown in this table are indicative only and are subject to change.

DAY	EVENT

20 December 2010	The Boards of Directors of Uralkali and Silvinit call Extraordinary General Meetings of their shareholders to consider the Proposed Combination.

Record date for shareholders of Uralkali and Silvinit for participation in the Extraordinary General Meetings.

4 February 2011	Extraordinary General Meetings of shareholders of Uralkali and Silvinit to consider the Proposed Combination.

By 28 February 2011	Completion of the Proposed Acquisition; Uralkali acquires an approximate 20 per cent. interest in the ordinary share capital of Silvinit.

21 March 2011	Deadline for submission of requests from the redeeming shareholders of Uralkali and Silvinit who voted against or did not vote on the Proposed Merger, the Proposed Acquisition or the issuance of Russian bonds required to finance the Proposed Acquisition and wishing to surrender their shares in Uralkali and Silvinit for redemption.

The Bank of New York Mellon, as depositary under the GDR programme, may establish an earlier deadline for holders of GDRs to submit redemption requests.

21 April 2011	Final date for Uralkali and Silvinit to redeem shares surrendered by dissenting and non-voting shareholders and holders of GDRs.

May 2011	Registration of the Proposed Merger by the Russian state authorities.

Proposed Combination completed. Silvinit ceases to exist; Uralkali shares distributed to Silvinit shareholders.

Uralkali GDRs admitted to trading on the regulated market of the International Order Book of the London Stock Exchange.